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                              October 14, 2021

       Thomas Kim
       Chief Executive Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 12,
2021
                                                            File No. 333-259635

       Dear Mr. Kim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2021

       Risk Factors
       Our obligations to issue Class A common stock to former holders of Award Units under our former Change in Control Plan could expose us..., page 33

   1. You state that the $248.5 million of share-based compensation, which will be recorded upon effectiveness of
this offering for certain Change in Control Bonus Plan (CiC) units and the termination of
your profit sharing agreement with a non-executive employee, was based on the midpoint
of the assumed IPO price of $16.00. Please revise here, and
                                                        elsewhere where you
discuss such compensation expense, to clarify that you applied a discount for lack of
marketability to determine the fair value of such awards due to current restrictions on such
vested awards.
 Thomas Kim
Enfusion, Inc.
October 14, 2021
Page 2
2. Also, revise your risk factor disclosures to include a discussion of the additional compensation expense that will be recorded in future periods related to the contingently issuable shares in the CiC Bonus Plan and the IPO Equity RSU Grants. Risks Related to our Organizational Structure, page 45

3. Please revise here to include a quantified discussion of the potential liability that may be incurred under your Tax Receivable Agreement assuming all Pre-IPO
Common
         Unitholders were to exchange or sell their Common Units at the current price of $16.00 per share. Similar revisions should be made to the liquidity and capital resources discussion.
Capitalization, page 56

4. Please revise the pro forma column to reflect the actual pro forma amounts after the
         Reorganization Transaction similar to the    As Adjusted Before
Offering    column on page
         61 rather than providing the pro forma adjustments here. In this regard, you can refer to the detailed pro forma adjustments in the unaudited pro forma consolidated financial information presented elsewhere in the filing. Similar revisions should be made to the pro forma Consolidated Balance Sheet Data on page 15 and footnote (1) to such table to explain that pro forma amounts include the $248.5 million of stock-based compensation expense related to the CiC Bonus Plan awards and the termination of the profit sharing agreement.
5. Please tell us how you determined the number of Class A and Class B common shares issued and outstanding, pro forma. In this regard, it is unclear why the number of shares issued and outstanding are the same on a pro forma and pro forma as adjusted basis considering the pro forma information does not reflect the 15,322,660 offering shares.
Notes to Unaudited Pro Forma Consolidated Financial Information
Note 2. Reorganization and Offering Adjustment to Unaudited Pro Forma Consolidated Balance
Sheet, page 64

6. While we note that you intend to include a portion of the offering proceeds to repay $100 million of outstanding debt, we also note from your revised disclosures on page 82 that prior to effectiveness of this offering, you intend to enter into an amended and restated
         credit agreement for a similar amount of debt. Please tell us your consideration to include a pro forma adjustment for the issuance of such debt or at a minimum, revise to include a discussion of such debt in the pro forma footnotes.
7. Please revise footnote (3) to disclose the number of shares and related valuations for each
FirstName LastNameThomas Kim
       of the CiC vested awards, the contingently issuable shares and the Profit Sharing
Comapany    NameEnfusion,
       Termination  Shares. Inc.
                             Also, clarify that they $248.5 million pro forma
equity adjustment
Octoberdoes
        14, not relate
             2021 Pageto2the contingently issuable shares.
FirstName LastName
 Thomas Kim
FirstName  LastNameThomas Kim
Enfusion, Inc.
Comapany
October 14,NameEnfusion,
            2021         Inc.
October
Page 3 14, 2021 Page 3
FirstName LastName
Executive Compensation
IPO Equity Grants, page 107

8. Please revise to include a discussion of the vesting terms for the restricted stock units that will be issued in connection with this offering and specify the terms for awards granted to the executive officers.
Exhibits

9. You disclose that you entered into an agreement with a non-executive employee to issue
         2,047,064 shares of Class A common stock to such employee between the first and second anniversaries of the effectiveness of the registration statement. Please file this agreement or tell us why this not required. See Item 601(b)(10)(iii)(B) of Regulation S-K.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Gregg L. Katz, Esq.